UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25

Commission File Number: 000-52077

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: March 31, 2009

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:  MedPro Safety Products, Inc.
Former name if applicable:
Address of principal executive office (street and number): 817 Winchester Road, Suite 200
City, state and zip code: Lexington, KY 40505

PART II — RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

MedPro Safety Products, Inc. (the "Company") is unable, without unreasonable effort or expense, to file its Form 10-Q for the quarter ended March 31, 2009 within the prescribed time period due to technical accounting issues that have arisen as a result of new accounting rules and the related valuation of certain of its outstanding securities.  The Company anticipates filing its Form 10-Q for the quarter ended March 31, 2009 no later than five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

     (1)          Name and telephone number of person to contact in regard to this notification:

Marc T. Ray	(859)	225-5375
Name	Area Code	Telephone Number

     (2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X ] Yes [  ] No

     (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, the registrant cannot estimate the impact of any adjustments to reflect EITF 07-05, pending completion of valuations of certain securities. It is anticipated that any adjustments will involve non-cash, non-tax items of the Company's financial statements.

MedPro Safety Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2009	By:	/s/ Marc T. Ray
		Printed Name:	Marc T. Ray
		Title:	Chief Financial Officer